November 4, 2024

VIA EDGAR

Unites States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Graphjet Technology Registration Statement on Form S-1, as amended File No. 333-282490

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Graphjet Technology (the “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 5:00 p.m., Eastern Time, on Wednesday, November 6, 2024 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. In this regard, the Registrant is aware of its obligations under the Securities Act. Once the Registration Statement has been declared effective, please orally confirm that event with the Registrant’s counsel, Nelson Mullins Riley & Scarborough LLP, by calling Andrew M. Tucker at (202) 689-2987.

Please contact Andrew M. Tucker of Nelson Mullins Riley & Scarborough LLP at (202) 689-2987 with any questions or comments.

Sincerely,

Graphjet Technology

By:	/s/ Aiden Lee Ping Wei
Aiden Lee Ping Wei
Chief Executive Officer

cc: Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP